UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   FAIETA, RICHARD ANTHONY
   c/o AMERTRANZ WORLDWIDE HOLDING CORP.
   112 EAST 25TH STREET
   BALTIMORE, MD  21208
   USA
2. Issuer Name and Ticker or Trading Symbol
   AMERTRANZ WORLDWIDE HOLDING CORP.
   AMTZ, AMTZW
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   NOVEMBER 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   EXECUTIVE VICE PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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CLASS D PREFERRED STOC|(1)     |11/28|P   | |10,000     |A  |IMMED|     |COMMON STOCK|       |$10.00 |10,000      |I  |(2)         |
K                     |        |/97  |    | |           |   |.    |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) EACH HOLDER OF CLASS D PREFERRED STOCK HAS THE RIGHT, AT THE HOLDER'S OPTION, TO CONVERT
ANY  OR ALL SHARES INTO COMMON STOCK AT ANY TIME AT A
CONVERSION
     PRICE (SUBJECT TO ADJUSTMENT) OF THE LOWER OF (i) $6.00 PER SHARE, OR (ii) 80% OF THE AVERAGE
OF THE CLOSING BID AND ASKED PRICE PER SHARE OF COMMON STOCK
ON
     THE DAY PRIOR TO THE CONVERSION
DATE.
(2) THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THESE SECURITIES, AND THIS REPORT
SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS
THE
        BENEFICIAL OWNER OF SUCH SECURITIES FOR PURPOSES OF SECTION 16 OR FOR ANY OTHER
PURPOSE.
SIGNATURE OF REPORTING PERSON
/s/ RICHARD ANTHONY FAIETA
DATE
DECEMBER 4, 1997